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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            DIAMETRICS MEDICAL, INC.
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                                (Name of Issuer)

                          Common Stock, par value $0.01
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                         (Title of Class of Securities)

                                  252532 10 6
                                  -------------
                                 (CUSIP Number)

                                D. Craig Nordlund
                     Associate General Counsel and Secretary
                             Hewlett-Packard Company
                               3000 Hanover Street
                               Palo Alto, CA 94303
                                 (650) 857-1501


                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                  June 28, 1999
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
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CUSIP NO.  252532 10 6                                 PAGE   2   OF  7  PAGES
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(1) NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                        HEWLETT-PACKARD COMPANY (# 94-1081436)
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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                          (b) /X/
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(3) SEC USE ONLY

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(4) SOURCE OF FUNDS*                                      WC

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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e) / /

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(6) CITIZENSHIP OR PLACE OF ORGANIZATION                  DELAWARE

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   NUMBER OF SHARES     (7) SOLE VOTING POWER              1,809,524 SHARES
  BENEFICIALLY OWNED    -------------------------------------------------------
  BY EACH REPORTING     (8) SHARED VOTING POWER              - 0 -
     PERSON WITH        -------------------------------------------------------
                        (9) SOLE DISPOSITIVE POWER         1,809,524 SHARES
                        -----------------------------------------------------
                        (10) SHARED DISPOSITIVE POWER        - 0 -
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           1,809,524 SHARES
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       / /
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.0%
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                                  SCHEDULE 13D
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CUSIP NO.  252532 10 6                                 PAGE   3   OF  7  PAGES
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14 TYPE OF REPORTING PERSON*                                                 CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7



ITEM 1.           SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 (the "Common Stock"), of Diametrics Medical, Inc., a Minnesota corporation (the "Issuer"). The Issuer's principal executive offices are located at 2658 Patton Road, Roseville, Minnesota 55133.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is being filed by Hewlett-Packard Company, a Delaware corporation ("Hewlett-Packard"). The address of Hewlett-Packard's principal executive offices is 3000 Hanover Street, Palo Alto, California 94304. On a worldwide basis, Hewlett-Packard, together with its consolidated subsidiaries, designs, manufactures and services equipment and systems for measurement, computation and communications. Hewlett-Packard, together with its consolidated subsidiaries, offers a wide variety of systems and standalone products, including computer systems; personal computers; printers and other hardcopy and imaging products; calculators and other personal information products; electronic test equipment and systems; medical electronic equipment; components based on optoelectronic, silicon and compound semiconductor technologies; and instrumentation for chemical analysis. Services such as systems integration, selective-outsourcing management, consulting, education, product financing and rentals, as well as customer suport and maintenance, are also an integral part of Hewlett-Packard and its consolidated subsidiaries' offerings. These products and services are used in industry, business, engineering, science, medicine and education.

         Hewlett-Packard has never been convicted in any criminal proceeding, and is not and has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Common Stock Purchase Agreement dated June 6, 1999 between the Issuer and Hewlett-Packard (the "Stock Purchase Agreement"), Hewlett-Packard on June 28, 1999 acquired 1,357,143 shares of the Issuer's common stock, $0.01 par value (the "Shares"), and a warrant to purchase in the aggregate an additional 452,381 shares of the Issuer's common stock, $0.01 par value (the "Warrant"). The aggregate purchase price for the Shares and the Warrant was $9,500,000. The funds utilized to purchase the Shares and the Warrant were provided from Hewlett-Packard's


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                                  SCHEDULE 13D
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CUSIP NO.  252532 10 6                                 PAGE   4   OF  7  PAGES
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working capital. A copy of the Stock Purchase Agreement is filed as exhibit 1 to this Schedule 13D and is incorporated herein by reference.

ITEM 4.           PURPOSE OF TRANSACTION.

         The purpose of the transaction was for Hewlett-Packard to make an equity investment in the Issuer in connection with the establishment of a long-term sales, marketing and research alliance with respect to blood analysis products manufactured by the Issuer. Concurrently, with the execution of the Stock Purchase Agreement, Hewlett-Packard and the Issuer entered into a distribution agreement with respect to such alliance.

         Except as described below, Hewlett-Packard does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, Hewlett-Packard may purchase additional securities of the Issuer in the open market or in private transactions.

         Pursuant to the terms of the Stock Purchase Agreement, the Issuer has agreed that during the period ending June 28, 2001 (the "Two Year Period"), it shall not, with certain exceptions, issue any additional shares of its capital unless (A) Hewlett-Packard has first been offered (subject to the preemptive rights of certain other shareholders) the right to purchase such shares. In addition, during the Two-Year Period the Issuer shall not without Hewlett-Packard's consent issue additional shares of capital stock to any person (other than Hewlett-Packard) in an amount which would, when aggregated with the capital stock owned by such person, provide such person with more than 20% of the fully diluted voting power of the Issuer.

         Under the Stock Purchase Agreement, Hewlett-Packard shall have the right to increase its ownership in the Issuer through open market transactions or in block transactions from existing shareholders, subject to applicable provisions of the Minnesota Business Corporation Act, Minnesota Statutes, Chapter 302A. To the extent the Issuer opts out of the provisions of Minnesota Statutes, Section 302A.671 ("Control Share Acquisition Act") with respect to any shareholder or potential shareholder of the Issuer, the Issuer shall similarly and at the same time opt out with respect to Hewlett-Packard. During the period ending June 28, 2002, and so long as the Hewlett-Packard owns at least three percent of the voting power of the Issuer, the Issuer shall not implement any shareholder rights plan or poison pill.

                  During the Two-Year Period, the Issuer shall not seek or encourage any Takeover Proposal (as defined in the Stock Purchase Agreement) from any person other than Hewlett-Packard unless the Issuer's board of directors in good faith has determined, after receiving the advice of a nationally recognized investment bank and the Issuer's outside legal counsel, that there has been a


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                                  SCHEDULE 13D
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CUSIP NO.  252532 10 6                                 PAGE   5   OF  7  PAGES
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sustained and substantial deterioration in the Issuer's business that requires the Issuer's board of directors to seek a sale of the business because the Issuer lacks any other practical alternative.

                  Pursuant to the Stock Purchase Agreement, the Issuer has agreed that the number of directors comprising its Board of directors shall be not less than seven and not more than nine. Hewlett-Packard shall be entitled to nominate one director to the Issuer's board of directors, except that such right shall be suspended to the extent Hewlett-Packard's ownership falls below 3% of the voting power of the Issuer and in that event Hewlett-Packard shall cause any director so nominated and elected to resign. At any time Hewlett-Packard obtains 18% of the voting power of the Issuer, Hewlett-Packard shall be entitled to nominate one additional director to the Issuer's board of directors, except such right shall be suspended to the extent Hewlett-Packard's ownership falls below 18% of the voting power of the Issuer because of the sale of Common Stock owned by it or otherwise falls below 15% of the voting power of the Issuer and in that event Hewlett-Packard shall cause one of its two directors so nominated and elected to resign. As long as Hewlett-Packard holds Common Stock having at least 18% of the voting power of the Company, Hewlett-Packard shall be entitled to nominate that number of directors (rounded to the nearest whole) proportionate to its voting power in the Issuer. So long as 20% or more of the Issuer's voting power is owned by persons who are not affiliates of the Issuer or Hewlett-Packard, the Issuer shall have at least three independent directors. If Hewlett-Packard is entitled to nominate one or more directors, the board of directors of the Issuer shall use its reasonable best efforts to cause such nominee(s) to be elected to the board of directors.

         ITEM 5.  INTEREST IN SECURITIES OF THE ACT.

         The aggregate number of shares beneficially owned by Hewlett-Packard is 1,809,524 which represents 7.0% of the Issuer's outstanding Common Stock (based upon the representation of the Issuer in the Stock Purchase Agreement that it had 24,176,205 shares of Common Stock outstanding as of June 6, 1999).

         Hewlett-Packard has the sole power to vote the 1,809,524 shares beneficially owned by it (including the shares that would be received upon complete exercise of the Warrant) and has the sole power to dispose of such shares.

         Other than the acquisition of the Shares and the Warrant as described in this statement, there have been no transactions by Hewlett-Packard in the Issuer's Common Stock during the past sixty days.


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                                  SCHEDULE 13D
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CUSIP NO.  252532 10 6                                 PAGE   6   OF  7  PAGES
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ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH
               RESPECT TO SECURITIES OF THE ISSUER.

(a) STOCK PURCHASE AGREEMENT

The Stock Purchase Agreement is described and/or referred to in Items 3 - 5 and is attached as Exhibit 1.

(b) WARRANT

The Warrant is referred to in Items 3 and 5 and is attached as Exhibit 2.

(c) AGREEMENTS WITH AMARFOUR LLC AND BCC ACQUISITION II LLC

As an inducement for Hewlett-Packard to enter into the Stock Purchase Agreement and to consummate the transactions contemplated thereby, certain shareholders of the Issuer, Amarfour LLC ("Amarfour") and BCC Acquisition II LLC ("BCC"), have each entered into separate letter agreements with Hewlett-Packard as contemplated by Section 9.9 of the Stock Purchase Agreement. The letter agreement between Amarfour and Hewlett-Packard is attached as Exhibit 3 and the letter agreement between BCC and Hewlett-Packard is attached as Exhibit 4. Pursuant to such letter agreements, Amarfour and BCC have each undertaken that, upon Hewlett-Packard's request, they will enter into separate agreements with Hewlett-Packard with respect to the matters set forth in Section 9.9 of the Stock Purchase Agreement. As a result of such undertakings, and subject to Hewlett-Packard obtaining ownership of shares representing 12% or more of the voting power of the Issuer, Amarfour and BCC shall be obligated, at Hewlett-Packard's election, to not transfer "in block" any shares, warrants, options or convertible securities in the Issuer (except to their majority controlled financial investor affiliates) unless they have first offered Hewlett-Packard the right to purchase such shares, warrants, options or convertible securities under terms and conditions no less favorable to Hewlett-Packard than as proposed to be offered to any third party. For purposes of the preceding sentence, "in block" shall mean (1) shares, warrants, options or convertible securities representing 5% or more of the fully diluted voting power of the Issuer and
(2) with respect to transferees who (prior to the proposed transfer) are 5% shareholders, shares, warrants, options or convertible securities representing the lower of 3% of the fully diluted voting power of the Issuer or that amount which would cause such transferee to hold more than 9% of the fully diluted voting power of the Issuer. The above described transfer restrictions shall only be effective during the Two-Year Period and shall be suspended at such times, if any, during the Two-Year Period that Hewlett-Packard's voting power in the Issuer falls below (a) 12% due to transfer of the Issuer's equity by Hewlett-Packard and/or (b) 10% for any other reason.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Common Stock Purchase Agreement dated June 6, 1999 between Hewlett-Packard Company and Diametrics Medical, Inc.

         2. Warrant dated June 28, 1999 issued to Hewlett-Packard by Diametrics Medical, Inc.

         3. Letter Agreement dated June 6, 1999 between Hewlett-Packard Company and Amarfour LLC.

         4. Letter Agreement dated June 6, 1999 between Hewlett-Packard Company and BCC Acquisition II LLC.


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                                  SCHEDULE 13D
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CUSIP NO.  252532 10 6                                 PAGE   7   OF  7  PAGES
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 1999



                             HEWLETT-PACKARD COMPANY



                             By: /s/ D. Craig Nordlund

                             Name: D. Craig Nordlund

                             Title: Associate General Counsel and Secretary


                             LIST OF EXHIBITS

Exhibit No.
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     1.                      Common Stock Purchase Agreement

     2.                      Warrant

     3. Letter Agreement between Hewlett-Packard Company and Amarfour LLC

     4. Letter Agreement between Hewlett-Packard Company and BCC Acquisition II LLC